Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 11, 2025, or the Annual Report, including the consolidated annual financial statements as of and for the year ended December 31, 2024 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of CureVac N.V. The words “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of CureVac N.V. with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of CureVac N.V. to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs, the timing of and our ability to obtain and maintain regulatory approval for our product candidates, our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates, the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs, the exercise by the Gates Foundation (formerly, the “Bill & Melinda Gates Foundation”) of withdrawal rights, our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection, our ability to commercialize our product candidates, if approved, our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved, general economic, political, demographic and business conditions in the United States and Europe, the impact of unstable market and economic conditions such as inflation and interest rates variation and the conflict involving Russia and Ukraine on our business, our ability to implement our pipeline strategy, our ability to compete and conduct our business in the future, our ability to enroll patients for our clinical trials, the availability of qualified personnel and the ability to retain such personnel, regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters, our ability to implement, maintain and improve effective internal controls, our estimates of our expenses, future revenue and capital requirements and our needs for or ability to obtain additional financing, and other various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K, that may affect our financial condition, liquidity and results of operations. Various other risks and uncertainties may affect CureVac and its results of operations, as described in reports filed by CureVac with the Securities and Exchange Commission from time to time, including its Annual Report. CureVac does not assume any obligation to update these forward-looking statements.

Unless otherwise indicated or the context otherwise requires, all references in this Report of Foreign Private Issuer on Form 6-K to “CureVac” or the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to CureVac N.V. together with its subsidiaries.

Overview

We are a global biopharmaceutical company that is developing a new class of transformative medicines based on messenger ribonucleic acid, or mRNA, which has the potential to improve the lives of people. mRNA plays a central role in cellular biology in the production of proteins in every living cell. Our vision is to revolutionize medicine and open new avenues for developing therapies by enabling the body to make its own drugs. We are pioneers in successfully harnessing mRNAs designed to prevent infections and to treat diseases by mimicking human biology to synthesize the desired proteins. Our technology platform is based on a targeted approach to optimize mRNA constructs that encode functional proteins which either induce a desired immune response or replace defective or missing proteins using the cell’s intrinsic translation machinery. Our current product portfolio includes clinical and preclinical candidates across multiple disease indications in prophylactic vaccines, oncology, and molecular therapy.

Oncology

We aim to create breakthrough treatment options for earlier settings of multiple solid tumor types and selected hematological malignancies strengthening our clinical development pipeline following two complementary approaches: (1) off-the-shelf cancer precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types and (2) fully personalized cancer precision immunotherapies based on a patient’s individual tumor genomic profile.

Developing new cancer precision immunotherapy candidates is characterized by similar but more complex medical challenges as in infectious diseases, including selection and accessibility of cancer-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells as well as overcoming an immunosuppressive tumor microenvironment and establishing cancer-specific immune memory. A key component to deliver on the development of new cancer precision immunotherapies is the build-up of a powerful antigen discovery engine. Our inhouse antigen discovery capabilities include a proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens including novel classes of antigens that go beyond conventional approaches. This could strongly increase the likelihood of developing highly effective cancer precision immunotherapies that activate the human immune system against cancer.

The field of immunotherapy has advanced with the progression of available technologies, such as next-generation sequencing. Conventional approaches to identify cancer-relevant genomic alterations have so far focused on analyzing the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information.

Our technology is based on whole-genome-sequencing combined with short as well as long-read RNA sequencing to map the full inventory of genomic changes in tumor cells. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in the discovery of entirely new and potentially immunogenic tumor antigens that we plan to test as targets for a portfolio of new cancer precision immunotherapy candidates. These new antigens are expected to possess exclusive cancer specificity as they are uniquely expressed in the tumor and not in most healthy tissues. In their highly selective nature, these antigens are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

To further support identification of promising antigens for new mRNA cancer precision immunotherapy candidates and gaining access to further state-of-the-art antigen discovery technologies, we partnered with a Belgium-based immunotherapy company myNEO Therapeutics (“myNEO”) in May 2022. Together with myNEO, we are identifying specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing. In November 2023, both companies announced that CureVac exercised two exclusive options on selected sets of potential cancer precision immunotherapy shared antigen targets. The shared antigen targets identified by my NEO within the collaboration demonstrated promising immunogenicity in undisclosed preclinical studies.

We recently extended our capabilities in oncology with a co-development and licensing agreement with The University of Texas MD Anderson Cancer Center, or the MDACC, announced on April 16, 2024. The collaboration creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and the MDACC’s expertise in cancer antigen discovery and validation, translational drug development, and clinical research. The focus of the collaboration is on the development of differentiated cancer precision immunotherapy candidates in selected hematological and solid tumor indications with high unmet medical need. Identification of differentiated cancer antigens will be followed by joint preclinical validation of the highest-quality cancer antigens and selection of the most promising clinical-lead candidates for conducting initial Phase 1/2 studies in appropriate clinical indications.

Under the collaboration agreement with the MDACC, we are granted an exclusive, fee-bearing, sublicensable license under certain intellectual property to develop, manufacture and commercialize (i) products containing certain RNA-based cancer precision immunotherapy candidate(s) developed under the agreement, or the MDACC Program Products, for any and all uses for cancer in humans throughout the world and (ii) certain other products that target one or more antigens identified under the agreement throughout the world and M.D. Anderson is granted an exclusive, fee-bearing, sublicensable license under certain intellectual property jointly created under the agreement to develop, manufacture and commercialize certain non-MDACC Program Products that target one or more antigens identified under the agreement throughout the world.

Further, we are solely responsible for the commercialization and commercial manufacturing of the MDACC Program Products for any and all uses related to cancer in humans worldwide. On a program-by-program basis upon completion of the first Phase I/II or Phase I clinical trial, as applicable, for a program, the parties agree to decide on a commercialization strategy through the joint steering committee, including whether such commercialization will be done by us or a third party via a partnership. On a program-by-program basis, each party will fund a specific percentage of all development costs incurred under the agreement. On a program-by-program basis, we will initially receive a percentage of the commercialization proceeds which is equal to our percentage of development costs, subject to certain assumptions and adjustments.

Investigational cancer precision immunotherapy CVGBM for surgically resected glioblastoma

To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a Phase 1 study in patients with newly diagnosed surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma in June 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer precision immunotherapy candidate featuring a single unmodified mRNA encoding eight segments derived from four known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. On April 24, 2024, we announced that the dose-escalation Part A of the study completed recruitment of all four dose levels with 16 patients in total. Following review of the safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose limiting toxicities and gave a dose recommendation for 100 µg for the dose-confirmation Part B of the study, which started enrollment in August 2024. Enrollment of an additional 20 patients for Part B was successfully completed.

Preliminary clinical data from the dose-escalation Part A was presented in September 2024, at the European Society for Medical Oncology (ESMO) Congress and in November 2024 at the Society for Immunotherapy of Cancer (SITC) and the Society for Neuro-Oncology (SNO) Congresses. Preliminary immunogenicity results from Part A demonstrated that treatment with CVGBM-only following surgical resection and chemo-radiation therapy successfully induced cancer antigen-specific T-cell responses in 77% of 13 evaluable patients. Most notably, 84% of these immune responses were generated de novo, inducing T-cell activity in patients without prior immunity to the encoded antigens. Among responding patients, 69% showed CD8+ responses, 31% had CD4+ responses, and 23% had both. 67% of responding patients showed immune responses against multiple antigens. At the recommended 100 µg dose for the expansion part of the study, the majority of responses were sustainable over a 99-day monitoring period. Induction of cellular responses was accompanied by systemic cytokine and chemokine activation, indicating innate immune response activation.

The treatment was overall well tolerated, with no dose-limiting toxicities up to the highest dose of 100 µg. 91% of treatment-related adverse events (TRAEs) were mild to moderate systemic reactions characteristic of mRNA-based therapeutics, resolving within 1-2 days post-injection. Seven patients reported nine severe TRAEs, including four serious adverse events; no grade 4 or 5 adverse events occurred.

The dose-expansion Part B of the study is ongoing at the recommended 100 µg dose. Initial data and a decision on advancing the program to Phase 2 are expected in the second half of 2025. .

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer precision immunotherapy construct targeting tumors in a murine melanoma model. The data was presented at the International mRNA Health Conference in November 2023. The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 confirmed prominent induction of CD8+ and CD4+ T cell responses recognizing epitopes across the full multiepitope construct. Median survival of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

Strong T cell activation is particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

The multiepitope design of CVGBM was supported by preclinical studies assessing the potency of a multiepitope mRNA cancer precision immunotherapy construct targeting tumors in a murine melanoma model. The data was presented at the 11th International mRNA Health Conference, hosted by CureVac from October 31 to November 2, 2023, in Berlin, Germany.

The preclinical mRNA construct encoding ten epitopes derived from the murine B.16.F10 melanoma cell line was tested in mice. The study applied three 5 µg doses of LNP-formulated B.16 mRNA, administered intramuscularly at weekly intervals. Data obtained on day 21 confirmed prominent induction of CD8+ and CD4+ T cell responses recognizing epitopes across the full multiepitope construct. Median survival of the animals increased to 30.9 days for treated mice compared to 23.2 days for a group vaccinated with formulated control mRNA.

Strong T cell activation is particularly encouraging and relevant, as the B16-F10 tumor model is characterized as a cytokine deficient “cold” tumor model that exhibits very little immune cell infiltration and resistance to check-point inhibitors. The data suggest that single-agent application of the multiepitope B.16 mRNA construct generated robust T cell activation in the tumor microenvironment, thereby inhibiting tumor growth and extending survival in the applied preclinical model.

Investigational cancer precision immunotherapy for squamous non-small cell lung cancer (sqNSCLC)

We are extending our off-the-shelf cancer precision immunotherapy pipeline and have announced selection of a clinical candidate for a new shared-antigen cancer precision immunotherapy program targeting squamous non-small cell lung cancer (sqNSCLC) in November 2024. sqNSCLC represents approximately 20-30% of all NSCLC cases, being a more aggressive form of NSCLC with high unmet medical need. Based on the high prevalence of shared antigens in sqNSCLC, the indication is expected to allow for an effective off-the-shelf mRNA cancer precision immunotherapy design. The selected clinical candidate encodes four established antigens, lying outside of the conventional exome space, identified under the CureVac/myNEO Therapeutics collaboration, applying myNEO Therapeutic’s advanced AI-powered technology platform. All four novel antigens were identified outside the exome. Investigational New Drug (IND) and Clinical Trial Application (CTA) submissions were filed in the first quarter of 2025. In March 2025, we received U.S. FDA IND Clearance to Initiate a Phase 1 Clinical Trial.

Prophylactic Vaccines

In prophylactic vaccines, we are advancing our second-generation mRNA backbone in proprietary non-respiratory infectious disease programs targeting viral, bacterial and fungal infections such as uropathogenic E. coli in urinary tract infections. The intellectual property, or IP, related to the development, manufacturing and commercialization of mRNA vaccines targeting influenza and COVID-19 (SARS-CoV-2) as well as influenza/COVID-19 combinations was licensed to GlaxoSmithKline Biologicals SA, or GSK, under the restructuring of our previous collaboration with GSK into the 2024 GSK Agreement. For further information related to the 2024 GSK Agreement, refer to Exhibit 4.36 in the Annual Report.

Our improved second-generation mRNA backbone features targeted optimizations designed to improve intracellular mRNA stability and translation for increased and extended protein expression. These optimizations potentially allow for strong and early immune responses at low doses. This supports the development of multivalent vaccines as well as combination vaccines against different diseases.

Uropathogenic Escherichia Coli (UPEC) in urinary tract infections

In November 2024, we announced the initiation of a new program to address urinary tract infections (UTIs), which are among the world’s most common bacterial infections. UTIs are most commonly caused by uropathogenic Escherichia coli (UPEC) bacteria, which can enter the urinary tract, invade and colonize bladder and kidney tissues. These infections can lead to complications such as kidney damage and urosepsis. UTIs lead to approximately 8-10 million doctor office visits and 1-3 million emergency department visits per year in the U.S. alone.

mRNA technology is ideally suited for developing prophylactic vaccines against bacterial targets like UPEC due to its ability to target specific disease antigens and flexibly combine multiple antigens. We have conducted preclinical studies with several UPEC vaccine candidates and selected a lead candidate for further preclinical testing. The promising data, which compares favorably to recombinant protein-based vaccines, was presented at the 12th international mRNA Health Conference in November 2024. The studies assessed two mRNA vaccine candidates encoding FimH, a highly conserved antigen facilitating UPEC adhesion to bladder epithelial cells, in mouse and rat models. One of the candidates applied a unique technology that leads to the in vivo self-assembly of a FimH ferritin nanoparticle expected to result in improved immunogenicity. Both candidates induced high levels of binding antibodies in serum and urine, correlating with high serum functional antibodies, and showed strong induction of antigen-specific CD8+ and CD4+ T-cells. Additionally, both vaccine candidates demonstrated superior immunogenicity compared to protein-based comparator vaccines. Among the two mRNA vaccine candidates, the candidate encoding the FimH ferritin nanoparticle demonstrated higher immunogenicity and has been selected for continued development. Based on these encouraging preclinical results, we expect to file an Investigational New Drug (IND) application in the second half of 2025, aiming to initiate a Phase 1 study in the first half of 2026.

Infectious disease programs licensed to GSK - COVID-19

Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting relevant SARS-CoV-2 variants.

A Phase 2 study was initiated in August 2023 to assess the safety and immune response of different single booster doses of the investigational COVID-19 mRNA vaccines CV0601 and CV0701 based on CureVac’s proprietary second-generation mRNA backbone. The monovalent mRNA vaccine candidate, CV0601, encodes the Omicron BA.4-5 variant; the bivalent candidate, CV0701, encodes the Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus. On January 5, 2024, CureVac announced positive data from a formal interim analysis of the COVID-19 vaccine candidates in direct comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. The study, which was conducted in the U.S. and Australia, was completed in August 2024.

Results from the formal interim analysis showed that both candidates exhibited a favorable reactogenicity profile across all tested doses and were generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants within seven days of dosing. Both candidates produced meaningful immune responses beginning at the lowest tested dose. Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates, which matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701. At the medium dose level tested for CV0601, neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. At the low, medium, and high dose levels tested for CV0701, neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination were 2.7-fold, 3.7-fold, and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio for the comparator vaccine.

Infectious disease programs licensed to GSK - Influenza

Under the terms of the 2024 GSK Agreement, GSK has assumed full control of developing, manufacturing and commercializing mRNA vaccines targeting influenza, currently covering seasonal influenza, avian influenza and influenza/COVID-19 combinations.

A Phase 2 study in seasonal influenza was initiated in May 2024 to assess targeted optimizations for improved immune responses against the relevant influenza B strain of a modified, multivalent vaccine candidate, encoding antigens matched to all three WHO-recommended flu strains. The study is being conducted in the U.S. On September 12, 2024, we announced that GSK has reported positive Phase 2 headline data from the study. According to GSK, the data demonstrated positive immune responses against influenza A and B strains compared to the current criteria in the tested age groups of older and younger adults. The interim data further suggests the tested vaccine candidate has an acceptable safety and reactogenicity profile. In February 2025, GSK confirmed that the seasonal influenza program is in preparation to progress to Phase 3.

A Phase 2 of a combined Phase 1/2 study in avian influenza to assess the safety, reactogenicity and immunogenicity of a monovalent pre-pandemic vaccine candidate encoding an influenza A H5-antigen was reported in August 2024, when we announced the achievement of a €10 million milestone payment in the context of the successful transition to Phase 2 of the study. The study is being conducted in the U.S.

A Phase 1 of a combined Phase 1/2 study to assess the safety, reactogenicity and immunogenicity of a seasonal influenza/COVID-19 combination vaccine was initiated in November 2024. The study is being conducted in the U.S.

Molecular Therapies

The core principle of mRNA therapeutics lies in their ability to deliver genetic instructions directly to cells, enabling the production of therapeutic proteins within the body. Correspondingly, one of the primary applications of mRNA therapeutics is in the treatment of genetic disorders. By delivering mRNA encoding for functional proteins, we believe it is possible to replace or supplement defective or missing proteins in patients with genetic diseases. This approach has shown promise in preclinical studies for conditions such as cystic fibrosis, muscular dystrophy, and certain metabolic disorders. The flexibility of mRNA technology allows for the rapid development of personalized therapies. By tailoring the mRNA sequence to the specific genetic profile of a patient, we believe it is possible to create individualized treatments that are more effective and have fewer side effects. This personalized approach is expected to be particularly valuable in the treatment of rare diseases, where traditional drug development may not be feasible due to the small patient population.

Our development efforts for molecular therapeutics focus on delivering optimized mRNAs to stimulate the production of therapeutic proteins. Utilizing our technology, we can instruct human cells to produce or secrete specific proteins in the nucleus, cytoplasm, cellular organelles or cell membrane.

In 2024, we concluded our work across eye disorders in collaboration with the Schepens Eye Research Institute and terminated our collaboration with Genmab for the delivery of therapeutic antibodies. Data from the collaboration on eye disorders were published in Science Translational Medicine on November 27, 2024. We are currently advancing undisclosed programs at the discovery study level. Our approach seeks to mitigate clinical and developmental risk across multiple levels to advance and expand our product portfolio. We have made advances in utilizing the potential of our technology platform through rational disease selection. We consider a number of factors in our disease selection process including unmet medical need, scientific rationale, immune response, duration of expression, dosing requirements, delivery, and targeted tissue types, among other factors. Our programs target the underlying modes of action of the disease that play a critical role in the pathology of the disease. In contrast to diseases that require an active immune response and transient expression of mRNA (such as prophylactic vaccines and cancer precision immunotherapies), molecular therapeutics require an immune silent approach (such as protein delivery) and higher doses as well as repeated dosing and longer expression of the protein. We believe these immune silent indications are also amenable to localized delivery using a lipid nanoparticle, or LNP, delivery system.

Technical Operations

We consider our technical, process and analytical development capabilities as well as our manufacturing, quality and supply chain expertise key enablers to develop the next generation of transformative medicines. Our inhouse manufacturing facilities encompass non-GMP supplies, a scalable GMP manufacturing platform and the RNA Printer® to enable the supply of personalized cancer precision immunotherapies. We consider our manufacturing process an important part of our strategy that allows us to match our flexible and continuously improving our mRNA technology and maintain flexibility to support our clinical development programs. The close interaction of our manufacturing, technical development and research teams enables us to rapidly implement innovations and robustness to the manufacturing process. We strive to control the critical steps of manufacturing in-house and collaborating with contract manufacturing organizations where required, both of which are aimed to allow us to drive innovation and to maintain flexibility.

All of our mRNA-based active ingredients for various fields of application originate from a common technology platform and are based on common source materials. This enables us to produce all mRNA therapies using a platform process concept. Given the differences in the encoded protein only require alterations of the sequence of the mRNA molecule, leaving its characteristics largely unaffected, we can use the same mRNA production strategy applying the same unit operations for diverse products. We believe that this allows us to save time and reduce costs compared to other manufacturing processes. Our approach is designed to support a seamless production concept based on our experience and know-how in mRNA manufacturing.

The RNA Printer®

In addition to our GMP manufacturing facilities, we have developed a novel downsized, integrated, and highly automated process for manufacturing of mRNA vaccines and therapeutics, which we refer to as The RNA Printer®. The RNA Printer® is CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics and an integral part of our oncology strategy. The fully synthetic production process allows rapid manufacturing of products and offer reproducibility and high standardization. It includes automated cleaning and sanitization in place procedures and continuous process verification. The current setup covers DNA and RNA production for automated downstream and upstream production up to mRNA drug substance and its formulation in lipid nanoparticles. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. The system has successfully achieved regulatory milestones by obtaining a manufacturing license for an mRNA construct in our cancer precision immunotherapy development programs in November 2023 and a drug substance framework manufacturing license for greater regulatory freedom and flexibility to manufacture different mRNA vaccine candidates in December 2023. An updated manufacturing license covering new mRNA constructs in our oncology development programs was obtained in July 2024.

Key Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

Research and Development Expenses

Our ability to successfully pioneer a robust mRNA technology platform and develop innovative product candidates will be the primary factor affecting our future growth and development. While our approach to the discovery and development of product candidates based on mRNA technology has been validated in preclinical studies and clinical Phase 1 and Phase 2 trials/studies, we do not know whether we will be able to successfully develop any approved products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines and oncology.

All of the product candidates are in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Additionally, we expect research and development costs to increase for the foreseeable future as our current development programs progress and new programs are added.

Our and Our Collaborators’ Ability to Commercialize Our Product Candidates

Our ability to generate revenue from our product candidates depends on our and our collaborators’ ability to successfully advance clinical trials for our product candidates and receive regulatory approval, particularly in the United States, Europe, and other major markets.

We believe that our broad portfolio of product candidates with both novel and validated targets enhances the likelihood that our research and development efforts will yield successful product candidates. Nonetheless, we cannot be certain if any of our product candidates will receive regulatory approvals. Even if such approvals are granted, we will thereafter need to maintain manufacturing and supply arrangements and engage in extensive marketing prior to generating any revenue from such products, and the ultimate commercial success of our products will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

The competitive environment is also an important factor with the commercial success of our product candidates, and our ability to successfully commercialize a product candidate will depend on whether there are competing product candidates being developed or already marketed by other companies.

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. Under the terms of the 2024 GSK Agreement, GSK has worldwide rights to commercialize the candidate vaccine.

Our Collaborations, Related License Agreements and Advance Purchase Agreements

Our results of operations have been, and we expect them to continue to be, affected by our contractual collaborations with third parties for the development and commercialization of certain of our product candidates. To date, our revenues have been recognized pursuant to license and collaboration agreements, which include upfront payments for licenses or options to obtain licenses, milestone payments, payments for product sales and payments for research and development services. Grants from government agencies or similar bodies are recognized as other operating income or as a reduction to depreciation and amortization expense recognized from assets purchased under the associated arrangements.

We have entered into strategic collaborations and license agreements with third parties. As part of our business development strategy, we aim to increase the number of our strategic collaborations in order to derive further value from our platform and more fully exploit the potential of our collaboration and license agreements.

On April 8, 2022, we received a letter from the Federal Republic of Germany’s counsel confirming that the CureVac-GSK Consortium was awarded with the Pandemic Preparedness Agreement. On April 9, 2024, the CureVac-GSK Consortium notified the Federal Republic of Germany of its termination of the Pandemic Preparedness Agreement, effective as of May 31, 2024.

Certain key terms of our current material collaboration and license agreements are summarized below.

GlaxoSmithKline

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, which governed our collaboration with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, which governed our collaboration with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidates, CV0601 and CV0701.

In June 2024, we entered into a new licensing agreement with GSK, which provides for GSK to assume full control of developing and manufacturing vaccine candidates for seasonal influenza, COVID-19 and avian influenza. The agreement was dependent upon approval of the German Antitrust Authorities which was granted on July 11, 2024, and marks the effective date of the agreement. The new licensing agreement replaces the 2020 GSK Agreement and the GSK COVID Agreement, including all financial considerations relating to such agreements.

Under the terms of the 2024 GSK Agreement, GSK has worldwide rights to commercialize the candidate vaccines. We received an upfront payment of €400 million in August 2024, a development milestone of €10 million in February 2025 and may receive up to an additional €1.04 billion in development, regulatory and sales milestones. Additionally, we are eligible to receive a high single-digit to low teens percentage tiered royalty on aggregate net sales of certain licensed products, subject to certain customary reductions.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We collaborated on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we contributed a portion of the overall costs for the development of such product candidate. In June 2023, Genmab notified us of its intent to terminate the Genmab First Program under the Genmab Agreement, which termination was effective in September 2023, and in December 2024, CureVac and Genmab terminated by mutual consent the Genmab Agreement in its entirety, pursuant to which the exclusive licenses we granted to Genmab lapsed and all of our rights to our mRNA technology automatically reverted back to us.

As of March 31, 2025, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provided us with access to Arcturus LNP formulation technology which we used in combination with our mRNA technology. Such agreement expired in July 2023. As of March 31, 2025, we made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provided us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. The Acuitas Agreement expired on April 29, 2025, but various non-exclusive license agreements we entered into upon the exercise of certain options under the Acuitas Agreement for further development and commercialization with respect to selected targets are ongoing. As of the expiration of the Acuitas Agreement, we exercised our option to obtain a non-exclusive license to 20 targets, subject to customary closing conditions. As of March 31, 2025, we have paid Acuitas $14.1 million in reservation and option exercise fees, $1.1 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.1 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option we have exercised under the Acuitas Agreement, we entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. In July 2024, we terminated two of the Acuitas License Agreements. As a result, we currently have non-exclusive licenses to 18 targets. As of March 31, 2025, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $350,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the license agreement relating to CVGBM, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by the first amendment entered into in June 2020 and the second amendment entered into in October 2023, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of four of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an upfront one-time technology access fee of $3 million and we are eligible to receive up to $28 million in development milestone payments, $52 million in regulatory milestone payments and $260 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low-teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of March 31, 2025, we have received €17.0 million in payments and have invoiced €0.9 million for the supply of materials and FTE cost, development reimbursements and upfront one-time technology access fee and we have received development milestone payments of €3.7 million related to gene-editing programs for certain diseases and no royalty or sublicense fee payments. Additionally, as of March 31, 2025, we have received payments from CRISPR Therapeutics for certain amounts under the agreement in connection with the second amendment, which confirmed the parties’ intention to stop work on two programs under the CRISPR Therapeutics Agreement and added three new programs.

Gates Foundation

In May 2014, we were awarded a contract from the Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $3.0 million in funding. As of March 31, 2025, we have received $3.0 million in funding under the agreement. In March 2015, the Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Gates Foundation mission. In connection with the investment by the Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Gates Foundation for the development of a vaccine for picornaviruses. As of March 31, 2025, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. Following the completion of the project, the Gates Foundation requested a reimbursement for unspent funds. As of March 31, 2025, we have paid unspent funds of $0.2 million back to the Gates Foundation. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of March 31, 2025, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022; however, our global access commitments survive. Following the completion of the projects, the Gates Foundation requested a reimbursement for unspent funds for the development of a universal influenza and a malaria vaccine. As of March 31, 2025, we have paid unspent funds of $0.6 million and $1.2 million, relating to universal influenza and malaria development, respectively, back to the Gates Foundation.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain projects, which were completed in March 2024. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of March 31, 2025, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested the reimbursement of $1.4 million for unspent funds and as of March 31, 2025, we have paid these unspent funds back to CEPI.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of March 31, 2025, we have paid Tesla

Automation €22 million to €23 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which, as amended in January 2023, we will both collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We receive a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. myNEO receives a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option. On October 9, 2023, we notified myNEO that we reached a research and development milestone where we selected four antigens for further development, which we intend to use in a clinical candidate for the indication head and neck squamous-cell carcinoma, which is an indication other than the Main Indication.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestone payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country.

Financial Operations Overview

Revenue

To date, our revenues have consisted of upfront licensing payments, milestone payments, product sales and compensation for research and development services, all of which relate to our license and collaboration agreements. We recognize revenue in accordance with our material accounting policy described further in note 2 to our audited consolidated financial statements included in the Annual Report.

Cost of Sales

A change in strategy (associated with our 2024 GSK Agreement) resulted to a change in the activities of the organization towards research and development. Subsequent to this change “Costs of sales” includes only costs of product sales or costs to fulfill other performance obligations under our license and collaboration agreements. Prior to the change in strategy, cost of sales included additionally costs related to the manufacturing organization, including personnel costs, costs for materials and third-party services, any costs relating to written-off inventory, maintenance and lease costs, depreciation and amortization, as well as idle production costs and costs from set-up and quality assurance activities for our production processes. Such costs are subsequently to the change in strategy recognized as “Research and Development Expenses”.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of personnel expenses which include salary and salary-related expenses and expenses from share-based compensation.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research, preclinical and clinical development activities, including our product discovery efforts and certain activities relating to the design of GMP-manufacturing facilities. Research and development expenses contain wages and salaries, share-based compensation, fringe benefits and other personnel costs, the costs of clinical testing and the associated clinical production costs, research material production costs, fees for contractual partners, consultants and other third parties, fees to register legal rights, amortization of licensed software and intellectual property as well as costs for plant and facilities. Research and development expenses contain costs for independent research and development work.

Additionally, prior to initial regulatory approval, if any, costs relating to production of products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin as the underlying costs will not be included in cost of sales as they will have been recognized in research and development expense in the period incurred.

We expense research and development expenses as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

As described above, the costs of the manufacturing organization are recognized in research and development expenses rather than cost of sales following a change in strategy.

General and Administrative Expenses

General and administrative expenses generally include wages and salaries, share-based compensation, fringe benefits and other personnel costs of our senior management and administrative personnel, costs for professional services, including legal, audit and consulting services and costs of facilities and office expenses.

Results of Operations

Comparison of the Three Months Ended March 31, 2024 to the Three Months Ended March 31, 2025

We have based the following discussion of our financial condition and results of operations on our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2024 and 2025 and the notes thereto, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Our historical results for the three months ended March 31, 2024 and 2025 are not necessarily indicative of results to be expected for a full year or any other interim period.

The following table summarizes our consolidated results of operations for the three months ended March 31, 2024 and 2025:

	For the Three Months Ended
	March 31,
	2024	2025

(in thousands of euros, except per share data)	(unaudited)
Statement of Operations and Other Comprehensive Loss:
Revenue	12,373	893
Cost of sales	(41,690)	(875)
Selling and distribution expenses	(955)	(963)
Research and development expenses	(27,825)	(37,593)
General and administrative expenses	(19,119)	(16,409)
Other operating income	4,132	528
Other operating expenses	(234)	(307)
Operating loss	(73,317)	(54,727)
Finance income	3,771	3,405
Finance expenses	(340)	(333)
Loss before income tax	(69,887)	(51,655)
Income tax expense	(666)	(429)
Net loss	(70,553)	(52,084)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	(56)	(113)
Total comprehensive loss	(70,609)	(52,197)
Net loss per share (basic and diluted)	(0.31)	(0.23)

Revenue

Revenue was €0.9 million for the three months ended March 31, 2025, representing a decrease of €11.5 million, or 93%, from €12.4 million for the three months ended March 31, 2024. The decrease was primarily driven by less revenue with GSK following the restructuring of the partnership in July 2024 (2024 GSK Agreement) as well as lower sales to CRISPR. In total, revenue of €8.9 million and €0.3 million was recognized through the agreements with GSK, and €3.5 million and €0.6 million was recognized through the collaboration with CRISPR for the three months ended March 31, 2024 and 2025, respectively.

Cost of Sales

Cost of sales was €0.9 million for the three months ended March 31, 2025, representing a decrease of €40.8 million, or 98%, from €41.7 million for the three months ended March 31, 2024. The decrease was primarily attributable to a change in strategy (associated with our 2024 GSK Agreement) resulting to a change in the activities of the organization towards research and development. Accordingly, the costs of the manufacturing organization subsequent to this change are recognized as R&D expenses rather than cost of sales.

	For the Three Months Ended
	March 31,
	2024	2025

(in thousands of euros)	(unaudited)
Personnel	(12,395)	(63)
Materials	(5,369)	(549)
Third party services	(21,366)	(263)
Maintenance and lease	(1,198)	—
Amortization, depreciation and derecognition	(1,028)	—
Other	(333)	—
Total	(41,690)	(875)

Selling and Distribution Expenses

Selling and distribution expenses were €1.0 million for the three months ended March 31, 2025 and were relatively unchanged compared to the three months ended March 31, 2024.

Research and Development Expenses

Research and development expenses were €37.6 million for the three months ended March 31, 2025, representing an increase of €9.8 million, or 35%, from €27.8 million for the three months ended March 31, 2024. The increase was primarily attributable to the costs of the Company’s manufacturing organization are recognized as R&D expenses rather than cost of sales following the change in strategy. Consequently, personnel costs, among other costs categories, increased, compared to the corresponding period in 2024.

	For the Three Months Ended
	March 31,
	2024	2025

(in thousands of euros)	(unaudited)
Materials	(5,561)	(1,863)
Personnel	(9,058)	(18,122)
Amortization and depreciation	(1,840)	(2,647)
Patents and fees to register/protect a legal right	(4,459)	(5,767)
Third party services	(4,684)	(6,155)
Maintenance and lease	(2,021)	(2,466)
Other	(201)	(574)
Total	(27,825)	(37,593)

The following table reflects our research and development costs for each of our programs for the three months ended March 31, 2024 and 2025:

	For the Three Months Ended
	March 31,
	2024	2025

(in thousands of euros)	(unaudited)
Key Programs
Off-the-shelf cancer precision immunotherapies	(572)	(1,099)
Personalized cancer precision immunotherapies	(667)	(1,948)
CVGBM	(1,204)	(725)
UPEC	—	(717)
Other Research and Development Programs	(4,214)	(2,012)
Unallocated costs(1)	(21,168)	(31,092)
Total	(27,825)	(37,593)

(1)

Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register/protect a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Our research and development expenses primarily relate to the following key programs:

•In our oncology therapeutic area, we are working on novel precision immunotherapies candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression in healthy tissues. Within this strategy, we are following two approaches: (1) the development of off-the-shelf precision immunotherapies based on tumor antigens shared across different patient populations and/or tumor types and (2) the development of fully personalized precision immunotherapies based on a patient’s individual tumor genomic profile. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone. We are extending our off-the-shelf cancer precision immunotherapy pipeline and have announced selection of a clinical candidate for a new shared-antigen cancer precision immunotherapy program targeting squamous non-small cell lung cancer (sqNSCLC) in November 2024. The selected clinical candidate encodes four established antigens, lying outside of the conventional exome space, identified under the CureVac/myNEO Therapeutics collaboration, applying myNEO Therapeutic’s advanced AI-powered technology platform. All four novel antigens were identified outside the exome. IND and CTA submissions were filed in the first quarter of 2025.

•Our oncology program, CVGBM, is a single mRNA construct based on our second-generation mRNA backbone, encoding eight epitopes from known tumor associated antigens with demonstrated relevance in glioblastoma. It is currently being tested in a Phase 1 study to assess safety and tolerability as a monotherapy in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). Part A has successfully completed enrollment. Following review of the Part A safety data, the Data Safety Monitoring Board (DSMB) confirmed no dose-limiting toxicities and recommended a 100µg dose for the subsequent dose-confirmation Part B, which completed enrollment.

•In November 2024, we announced a new program to address urinary tract infections (UTIs), which are among the most common bacterial infections globally. UTIs, primarily caused by uropathogenic Escherichia coli (UPEC), can lead to severe complications like kidney damage and urosepsis. In the U.S., UTIs result in 8-10 million doctor visits and 1-3 million emergency department visits annually. mRNA technology is ideally suited for developing prophylactic vaccines against UPEC due to its ability to target specific antigens and combine multiple antigens. We conducted preclinical studies with several UPEC vaccine candidates and selected a lead candidate for further testing. We expect to file an IND application in the second half of 2025 and aim to start a Phase 1 study in the first half of 2026.

General and Administrative Expenses

General and administrative expenses were €16.4 million for the three months ended March 31, 2025, representing a decrease of €2.7 million, or 14%, from €19.1 million for the three months ended March 31, 2024. The decrease was primarily attributable to less personnel expenses following the implemented workforce reduction as part of the strategic restructuring in 2024.

	For the Three Months Ended
	March 31,
	2024	2025

(in thousands of euros)	(unaudited)
Personnel	(6,171)	(5,267)
Maintenance and lease costs	(1,044)	(1,360)
Third party services	(7,619)	(5,819)
Legal and other professional services	(1,501)	(1,575)
Amortization and depreciation	(2,231)	(2,179)
Other	(553)	(208)
Total	(19,119)	(16,409)

Other Operating Income

Other operating income was €0.5 million for the three months ended March 31, 2025, representing a decrease of €3.6 million, or 87%, from €4.1 million for the three months ended March 31, 2024. The decrease was primarily attributable to sale of materials to GSK in the prior year period.

Other Operating Expense

Other operating expense was €0.3 million for the three months ended March 31, 2025, representing an increase of €0.1 million, or 31%, from €0.2 million for the three months ended March 31, 2024 and relates primarily to compensation expense of our Supervisory Board.

Finance Income

Finance income was €3.4 million for the three months ended March 31, 2025, representing a decrease of €0.4 million, or 10%, from €3.8 million for the three months ended March 31, 2024 and relates mainly to interest income from cash investments.

Income Tax

An income tax expense of €0.4 million was generated for the three months ended March 31, 2025, representing a decrease of €0.3 million, from an income tax expense of €0.7 million generated for the three months ended March 31, 2024. The decrease was primarily attributable to deferred tax expense of CureVac N.V.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors as further described in our Annual Report. To date, we have financed our operations primarily through the IPO in August 2020, follow-on public offerings, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies, payments made to us in connection with our out-bound license agreements and payments for collaborative research and development services. Our cash and cash equivalents as of March 31, 2025 were €438.3 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. We believe that our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements into 2028. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Comparative Cash Flows

Comparison of the three months ended March 31, 2024 and 2025

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the Three Months Ended
	March 31,
	2024	2025

	(in thousands of euros)
	(unaudited)
Net cash flow from (used in):
Operating activities	(96,554)	(41,374)
Investing activities	(5,088)	(511)
Financing activities	(1,124)	(1,312)
Effect of exchange rate changes on cash and cash equivalents	466	(220)
Overall cash inflow	(102,300)	(43,417)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2025, was €41.4 million as compared to net cash used in operating activities of €96.6 million for the three months ended March 31, 2024. The change in cash flows from operating activities was primarily attributable to less payments to raw material suppliers.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2025, was €0.5 million as compared to net cash used in investing activities of €5.1 million for the three months ended March 31, 2024. The change in cash flows from investing activities was primarily attributable to decreased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash used in financing activities was €1.3 million for the three months ended March 31, 2025 as compared to net cash used in financing activities of €1.1 million for the three months ended March 31, 2024. The change in cash flows from financing activities was mainly attributable to higher payments on lease obligations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for those noncancellable contractual obligations from certain of our arrangements with contract manufacturing organizations disclosed in “Liquidity and Capital Resources” and “Contractual Obligations and Commitments.”

Safe Harbor

See “Forward-Looking Statements.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or the IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 - Significant accounting policies” and “note 9 - Share-based payments” to our consolidated financial statements included in the Annual Report.

Recent Accounting Pronouncements

We have applied, in our audited consolidated financial statements for the year ended December 31, 2024, new standards and amendments as issued by IASB and that are mandatory as of January 1, 2024. See note 2 to our audited consolidated financial statements included in the Annual Report.